January 8, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Filed July 23, 2008
Form 10-Q for Fiscal Quarter ended December 31, 2008
Filed February 13, 2009
Response Letter Dated April 21, 2009
Response Letter Date June 4, 2009
Response Letter Dated July 24, 2009
Response Letter Dated October 8, 2009
File No. 000-52316

Dear Mr. Schwall:

             We have reviewed your comment letter dated December 10, 2009 in respect of the above-referenced filings. This letter sets forth our responses to your comment. We will file a responsive Amendment No. 2 to the Form 10-KSB/A and a responsive Amendment No. 1 to the Form 10-Q upon confirmation that our response adequately address your comments.

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Filed July 23, 2008

1. In view of the change in your reported reserve quantities, provide us with an analysis which shows the impact that this correction will have on your financial statements, including the impact on amounts previously recorded as development costs. In this regard, please note that, in the absence of proved reserves attributable to the polymer project, we would not expect costs incurred in connection with the project to be capitalized as development costs. See SFAS 19, par. 21.

Costs that were capitalized due to the classification of the polymer project as a developmental project that would be expensed had the project been classified as non-developmental (i.e. pre-production stage costs of injecting chemicals, costs of monitoring well pressures and injected chemical recovery) totaled less than $60,000, which is less than 0.5% of total oil and gas property costs, and is judged to be immaterial.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

2. We have reviewed your response to our prior comment one of our letter dated September 15, 2009. We are unable to concur with your conclusion that a small pilot polymer injection project of less than six acres in the 1980's that recovered an estimated 35,000 barrels of incremental oil provides a sufficient basis for concluding, with reasonable certainty, that over 10 million barrels of undeveloped reserves on offsetting acreage are recoverable. In this regard, we note all types of polymer floods are relatively rare as compared to water floods. While there have been numerous instances of water floods that have demonstrated that the reserve estimates are reasonably certain to be produced, that is not the case for polymer augmented floods such as the one being implemented in the Corsicana Field.

We therefore reiterate our prior comment that you remove the proved undeveloped reserves for the Corsicana Field from your proved reserves.

3. In your response, you propose to remove reserves attributable to the polymer injection project through a revision of previous estimates during the year ended March 31, 2008. Based on our understanding of the circumstances surrounding this project, we do not believe that the initial recording of these reserves was appropriate. As a result, it does not appear appropriate to remove these reserves through a revision to previous estimates. Rather, the reserves should be removed for all periods presented and reported as a correction of error.

While we do not agree with your opinion that there is not sufficient basis to conclude that there is reasonable certainty that the reserves reported in our 10-KSB are recoverable, we agree to amend the 2008 10-KSB as proposed in our response letter dated October 8, 2009. We will change the description from "Revision of previous quantity estimates" to "Correction of an error".

*****

             We have endeavored to fully respond to the Staff's comments set forth in its December 10, 2009 letter. On behalf of ReoStar Energy, please be advised that we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not prevent the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Thank you for your assistance in this matter. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP